

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2018

Ms. Iris N. Griffin
Senior Vice President and Chief Financial Officer
SCANA Corporation
South Carolina Electric & Gas Company
100 SCANA Parkway
Cayce, South Carolina 29033

> **Re: SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 1-08809 and 1-03375**

Dear Ms. Griffin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products